UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its Annual Meeting of Shareholders for the year ended June 30, 2023 on February 28, 2024 at its executive office at No. 16 N. Dongke Road, Tongsha Industrial Zone, Dongguan, Guangdong, China.

A total of 92,242,566 votes of the Registrant’s votes were present in person or by proxy, representing 98.34% of the voting power of the Class A common shares and Class B common shares entitled to vote at the Annual Meeting (voting together as a single class) and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1: Election of Directors

To elect five members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2024 or until their successors are duly elected and qualified. Silong Chen, Aihua Cao, Qingshen Liu, Zhiqiang Shao and Changqing Shi received a plurality of the properly cast votes and were thereby elected to be the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For	Abstain/Withheld
Nominee	Votes	Votes
Silong Chen	90,707,271	3,516
Aihua Cao	90,707,330	3,457
Qingshen Liu	90,693,564	17,223
Zhiqiang Shao	90,693,618	17,167
Changqing Shi	90,693,551	17,224

PROPOSAL 2: Ratification of Appointment of Independent Auditor

To ratify the appointment of Audit Alliance LLP as the Registrant’s independent registered public accountant for the fiscal year ended June 30, 2023. The proposal was approved by a majority of the votes cast. The tabulation of the certified voting results is as follows:

For	Against	Abstain/Withheld
Votes	Votes	Votes
90,709,477	822	471

PROPOSAL 3: Transaction of Any Other Business Properly Coming before the Meeting

For	Against	Abstain/Withheld
Votes	Votes	Votes
90,693,245	15,060	2,465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: March 1, 2024	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer